TRANSBLOBE ENERGY CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

May 6, 2010

Management’s discussion and analysis (“MD&A”) should be read in conjunction with the unaudited interim financial statements for the three months ended March 31, 2010 and 2009 and the audited financial statements and MD&A for the year ended December 31, 2009 included in the Company’s annual report. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada in the currency of the United States (except where otherwise noted). Additional information relating to the Company, including the Company’s Annual Information Form, is on SEDAR at www.sedar.com. The Company’s annual report and Form 40-F may be found on EDGAR at www.sec.gov.

READER ADVISORIES

Forward-Looking Statements

This MD&A may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. TransGlobe does not assume any obligation to update forward-looking statements, other than as required by law, if circumstances or management’s beliefs, expectations or opinions should change and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov for further, more detailed information concerning these matters.

Use of Barrel of Oil Equivalents

The calculation of barrels of oil equivalent (“Boe”) is based on a conversion rate of six thousand cubic feet of natural gas (“Mcf”) to one barrel (“Bbl”) of crude oil. Boe’s may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Non-GAAP Measures

              Funds Flow from Operations
This document contains the term “funds flow from operations”, which should not be considered an alternative to or more meaningful than “cash flow from operating activities” as determined in accordance with Generally Accepted Accounting Principles (“GAAP”). Funds flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital. Management considers this a key measure as it demonstrates TransGlobe’s ability to generate the cash flow necessary to fund future growth through capital investment. Funds flow from operations may not be comparable to similar measures used by other companies.

              Reconciliation of Funds Flow from Operations

	Three Months Ended
($000s)	March 31, 2010	March 31, 2009
Cash flow from operating activities	4,254	7,889
Changes in non-cash working capital	14,819	752
Funds flow from operations	19,073	8,641

              Debt-to-funds flow ratio
Debt-to-funds flow is a non-GAAP measure that is used to set the amount of capital in proportion to risk. The Company’s debt-to-funds flow ratio is computed as long-term debt, including the current portion, over funds flow from operations for the trailing twelve months. Debt-to-funds flow may not be comparable to similar measures used by other companies.

              Netback
Netback is a non-GAAP measure that represents sales net of royalties (all government interests, net of income taxes), operating expenses and current taxes. Management believes that netback is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses. Netback may not be comparable to similar measures used by other companies.

Q1 2010	6

MANAGEMENT’S DISCUSSION AND ANALYSIS

TRANSGLOBE’S BUSINESS

TransGlobe is a Canadian-based, publicly traded, oil exploration and production company whose activities are concentrated in two main geographic areas, the Arab Republic of Egypt (“Egypt”) and the Republic of Yemen (“Yemen”). Egypt and Yemen include the Company’s exploration, development and production of crude oil. TransGlobe disposed of its Canadian oil and gas operations in 2008 to reposition itself as a 100% oil, Middle East/North Africa growth company.

SELECTED QUARTERLY FINANCIAL INFORMATION

	2010	2009				2008
($000s, except per share, price
and volume amounts)	Q-1	Q-4	Q-3	Q-2	Q-1	Q-4	Q-3	Q-2
Operations
Average sales volumes (Boepd)	9,694	8,656	8,864	9,619	8,788	6,893	6,935	7,706
Average price ($/Boe)	70.66	62.84	57.41	48.62	35.88	46.18	104.55	110.21
Oil and gas sales	61,651	50,044	46,818	42,557	28,379	29,285	66,707	77,283
Oil and gas sales, net of royalties and other	37,404	28,788	28,495	26,462	19,060	18,272	36,577	41,629

Cash flow from operating activities	4,254	12,594	1,264	15,052	7,889	11,252	20,652	9,573
Funds flow from operations*	19,073	9,703	12,603	14,117	8,641	6,134	16,775	18,485
Funds flow from operations per share
- Basic	0.29	0.15	0.19	0.22	0.14	0.10	0.28	0.31
- Diluted	0.29	0.15	0.19	0.22	0.14	0.10	0.27	0.31

Net income (loss)	11,598	2,516	(1,618)	(4,361)	(4,954)	7,640	24,790	(5,365)
Net income (loss) per share
- Basic	0.18	0.04	(0.02)	(0.07)	(0.08)	0.14	0.41	(0.09)
- Diluted	0.17	0.04	(0.02)	(0.07)	(0.08)	0.13	0.41	(0.09)

Total assets	248,446	228,882	228,964	229,658	238,145	228,238	234,501	205,535
Cash and cash equivalents	18,845	16,177	14,804	23,952	22,041	7,634	8,593	11,673
Total long-term debt, including current portion	49,888	49,799	52,686	52,551	57,347	57,230	57,127	42,197
Debt-to-funds flow ratio**	0.9	1.1	1.3	1.2	1.1	1.0	0.9	0.7

*	Funds flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital.
**	Debt-to-funds flow ratio is a non-GAAP measure that represents total current and long-term debt over funds flow from operations for the trailing 12 months.

During the first quarter of 2010, TransGlobe has:

  Maintained a strong financial position, reporting a debt-to-funds flow ratio of 0.9 at March 31, 2010 (March 31, 2009 - 1.1);
  Funded capital programs entirely with funds flow from operations;
  Increased production in Q1-2010 by 10% to 9,694 Bopd compared with Q1-2009 production of 8,788 Bopd;
  Reported a 121% increase in funds flow from operations due to a 97% increase in commodity prices along with a 10% increase in sales volumes compared to Q1-2009; and
  Reported net income in Q1-2010 of $11.6 million (Q1-2009 – $4.9 million net loss) mainly due to higher commodity prices and higher production rates in the quarter compared with the same period in 2009, along with lower depletion and depreciation expense in Egypt.
7	Q1 2010

MANAGEMENT’S DISCUSSION AND ANALYSIS

2010 VARIANCES

	$000s	$Per Share Diluted	% Variance
Q1-2009 net loss	(4,954)	(0.08)
Cash items
Volume variance	5,766	0.09	116
Price variance	27,506	0.41	555
Royalties	(14,927)	(0.22)	(301)
Expenses:
Operating	(581)	(0.01)	(12)
Realized derivative loss	(1,136)	(0.02)	(23)
Cash general and administrative	(982)	(0.01)	(20)
Current income taxes	(5,446)	(0.08)	(110)
Realized foreign exchange gain	140	0.00	3
Interest on long-term debt	92	0.00	2
Total cash items variance	10,432	0.16	210
Non-cash items
Unrealized derivative gain	1,314	0.02	27
Depletion and depreciation	4,674	0.07	94
Stock-based compensation	103	0.00	2
Amortization of deferred financing costs	29	0.00	1
Total non-cash items variance	6,120	0.09	124

Q1- 2010 net income	11,598	0.17	334

Net income increased by $16.6 million in Q1-2010 compared to a loss of $5.0 million in Q1-2009 due in part to a significant increase in commodity prices and production volumes along with a decrease in depletion and depreciation, which was partially offset by higher royalties and income taxes.

BUSINESS ENVIRONMENT

The Company’s financial results are significantly influenced by fluctuations in commodity prices, including price differentials. The following table shows select market benchmark prices and foreign exchange rates:

	2010	2009
	Q-1	Q-4	Q-3	Q-2	Q-1

Dated Brent average oil price ($/Bbl)	76.10	74.56	68.27	58.79	44.40
U.S./Canadian Dollar average exchange rate	1.016	1.056	1.098	1.167	1.245

The price of Dated Brent oil averaged $76.10/Bbl in Q1-2010, an increase of 71% from the Q1-2009 price of $44.40/Bbl. We are currently in a period of economic recovery with improved liquidity and access to capital, in addition to strengthening oil prices. TransGlobe’s management believes the Company is well positioned to take advantage of the improving economy due to its increasing production, manageable debt levels, positive cash generation from operations and the availability of cash and cash equivalents.

The Company designed its 2010 budget to be flexible, allowing spending to be adjusted as commodity prices change and forecasts are reviewed.

OPERATING RESULTS AND NETBACK

Daily Volumes, Working Interest Before Royalties and Other (Bopd)

	Three Months Ended
	March 31, 2010	March 31, 2009	% Change
Egypt - Oil sales	6,848	5,364	27
Yemen - Oil sales	2,846	3,424	(17)

Total Company - daily sales volumes	9,694	8,788	10

Q1 2010	8

MANAGEMENT’S DISCUSSION AND ANALYSIS

Netback

Consolidated	Three Months Ended
	March 31, 2010		March 31, 2009
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	61,651	70.66	28,379	35.88
Royalties and other	24,247	27.79	9,320	11.78
Current taxes	8,620	9.88	3,174	4.01
Operating expenses	5,787	6.63	5,206	6.58

Netback	22,997	26.36	10,679	13.51

Egypt	Three Months Ended
	March 31, 2010		March 31, 2009
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	42,030	68.20	15,396	31.89
Royalties and other	15,943	25.87	5,377	11.14
Current taxes	6,313	10.24	2,196	4.55
Operating expenses	3,642	5.91	2,787	5.77

Netback	16,132	26.18	5,036	10.43

The netback per Bbl in Egypt increased 151% in the three months ended March 31, 2010, compared with the same period of 2009, mainly as a result of oil prices increasing by 114% and production volumes increasing by 27%. During the three months ended March 31, 2010, the average realized oil price for the West Gharib crude had a gravity/quality adjustment of approximately $7.90/Bbl (10%) to the average Dated Brent oil price versus a $12.51/Bbl (28%) differential in the first quarter of 2009.

Royalties and taxes as a percentage of revenue increased to 53% in the three months ended March 31, 2010, compared with 49% in the same period of 2009. Royalty and tax rates fluctuate in Egypt due to changes in the cost oil whereby the PSC allows for recovery of operating and capital costs through a reduction in government take.

Operating expenses for the three months ended March 31, 2010 remained relatively consistent with the same period in 2009, increasing 2% to $5.91/Bbl (2009 - $5.77/Bbl) .

Yemen	Three Months Ended
	March 31, 2010		March 31, 2009
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	19,621	76.60	12,983	42.13
Royalties and other	8,304	32.42	3,943	12.80
Current taxes	2,307	9.01	978	3.17
Operating expenses	2,145	8.37	2,419	7.85

Netback	6,865	26.80	5,643	18.31

In Yemen, the netback per Bbl increased 46% in the three months ended March 31, 2010, compared with the same period in 2009. These increases are primarily a result of oil prices increasing by 82% partially offset by higher royalty and tax rates.

Royalties and taxes as a percentage of revenue increased to 54% in Q1-2010 compared with 38% in Q1-2009. Royalty and tax rates fluctuate in Yemen due to changes in the amount of cost sharing oil, whereby the Block 32 and Block S-1 Production Sharing Agreements (“PSAs”) allow for the recovery of operating and capital costs through a reduction in Ministry of Oil and Minerals’ take of oil production.

Operating expenses on a per Bbl basis for the three months ended March 31, 2010 increased 7% to $8.37/Bbl (2009 - $7.85/Bbl) which is mostly due to declining production.

DERIVATIVE COMMODITY CONTRACTS

TransGlobe uses hedging arrangements as part of its risk management strategy to manage commodity price fluctuations and stabilize cash flows for future exploration and development programs. The hedging program was expanded in Q1-2010 to protect the cash flows from the added risk of commodity price exposure and in order to comply with the covenants set forth by the Company’s lending institutions.

The estimated fair value of unrealized commodity contracts is reported on the Consolidated Balance Sheets, with any change in the unrealized positions recorded to income. The fair values of these transactions are based on an approximation of the amounts that would have been paid to, or received from, counter-parties to settle the transactions outstanding as at the Consolidated Balance Sheet date with reference to forward prices and market values provided by independent sources. The actual amounts realized may differ from these estimates.

9	Q1 2010

MANAGEMENT’S DISCUSSION AND ANALYSIS

In Q1-2010, the realized loss on commodity contracts relates to the purchase of a new financial floor derivative commodity contract for $0.4 million, compared with $0.8 million in realized gains for the same period in 2009 as a result of depressed oil prices in the first quarter of last year. The mark-to-market valuation of TransGlobe’s future derivative commodity contracts decreased from a $0.5 million liability at December 31, 2009 to a $0.2 million liability at March 31, 2010, thus resulting in a $0.3 million unrealized gain on future derivative commodity contracts being recorded in the period.

	Three Months Ended
($000s)	March 31, 2010	March 31, 2009
Realized cash (loss) gain on commodity contracts*	(365)	771
Unrealized gain (loss) on commodity contracts**	343	(971)

Total derivative gain (loss) on commodity contracts	(22)	(200)

*	Realized cash gain (loss) represents actual cash settlements or receipts under the respective contracts.

**	The unrealized loss on derivative commodity contracts represents the change in fair value of the contracts during the period.

If the Dated Brent oil price remains at the level experienced at the end of Q1-2010, the derivative liability will be realized over the next year. However, a 10% decrease in Dated Brent oil prices would result in a $0.5 million decrease in the derivative commodity contract liability, thus increasing the unrealized gain by the same amount. Conversely, a 10% increase in Dated Brent oil prices would decrease the unrealized gain on commodity contracts by $0.7 million. The following commodity contracts are outstanding at March 31, 2010:

			Dated Brent Pricing
Period	Volume	Type	Put-Call
Crude Oil
April 1, 2010-August 31, 2010	12,000 Bbls/month	Financial Collar	$60.00- $84 .25
April 1, 2010-August 31, 2010	9,000 Bbls/month	Financial Collar	$40.00- $80 .00
April 1, 2010-December 31, 2010	10,000 Bbls/month	Financial Floor	$60.00
April 1, 2010-December 31, 2010	20,000 Bbls/month	Financial Floor	$65.00

The total volumes hedged for the balance of 2010 and the following years are:

	Nine months
	2010	2011
Bbls	375,000	-
Bopd	1,364	-

At March 31, 2010, all of the derivative commodity contracts were classified as current liabilities.

GENERAL AND ADMINISTRATIVE EXPENSES (“G&A”)

	Three Months Ended
	March 31, 2010		March 31, 2009
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
G&A (gross)	3,436	3.94	2,899	3.67
Stock-based compensation	387	0.44	490	0.62
Capitalized G&A	(433)	(0.50)	(877)	(1.11)
Overhead recoveries	(5)	(0.01)	(6)	(0.01)

G&A (net)	3,385	3.87	2,506	3.17

G&A expenses (net) increased 35% (22% on a per Bbl basis) in the first three months of 2010 compared with the same period in 2009 mostly due to a strengthening Canadian dollar which accounted for approximately 60% of the increase as the majority of TransGlobe’s G&A costs are incurred in Canadian dollars. The remainder of the increase was due to increased insurance, staffing and reduced general and administrative capitalization.

INTEREST ON LONG-TERM DEBT

Interest expense for the three months ended March 31, 2010 decreased to $0.5 million (2009 - $0.6 million). Interest expense includes interest on long-term debt and amortization of transaction costs associated with long-term debt. In the quarter, the Company expensed $0.1 million of transaction costs (2009 - $0.1 million). The Company had $49.9 million of debt outstanding at March 31, 2010 (March 31, 2009 - $58.0 million). The long-term debt bears interest at the Eurodollar rate plus three percent.

DEPLETION AND DEPRECIATION (“DD&A”)

	Three Months Ended
	March 31, 2010		March 31, 2009
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Egypt	5,278	8.56	9,473	19.62
Yemen	2,014	7.86	2,501	8.12
Corporate	51	-	43	-

	7,343	8.42	12,017	15.19

Q1 2010	10

MANAGEMENT’S DISCUSSION AND ANALYSIS

In Egypt, DD&A decreased 56% on a per Bbl basis for the three months ended March 31, 2010 due to significant increases to Proved reserves at year-end 2009.

In Yemen, DD&A decreased 3% on a per Bbl basis for the three months ended March 31, 2010 due to reserve additions at year-end 2009.

In Egypt, unproven properties of $12.2 million (2009 - $10.0 million) relating to Nuqra ($7.9 million), West Gharib ($1.8 million) and East Ghazalat ($2.5 million) were excluded from the costs subject to DD&A in the quarter. In Yemen, unproven property costs of $11.7 million (2009 - $7.5 million) relating to Block 72 and Block 75 were excluded from the costs, subject to DD&A in the quarter.

CAPITAL EXPENDITURES

	Three Months Ended
($000s)	March 31, 2010	March 31, 2009
Egypt	12,714	7,309
Yemen	679	1,545
Corporate	54	72

Total	13,447	8,926

In Egypt, total capital expenditures in the first three months of 2010 were $12.7 million (2009 - $7.3 million). The Company drilled six wells, resulting in two oil wells at Hana, one oil well at Hoshia, and one oil well at North Hoshia in West Gharib, in addition to one oil well and one dry hole at East Ghazalat.

In Yemen, total capital expenditures in Q1-2010 were $0.7 million (2009 - $1.5 million). The Company did not drill any wells in Yemen in Q1-2010.

OUTSTANDING SHARE DATA

As at March 31, 2010, the Company had 65,446,639 common shares issued and outstanding.

The Company has received regulatory approval to purchase, from time-to-time, as it considers advisable, up to 6,116,905 common shares under a Normal Course Issuer Bid which commenced September 7, 2009 and will terminate September 6, 2010. During the three months ended March 31, 2010 and during the year ended December 31, 2009, the Company did not repurchase any common shares.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and reserves, to acquire strategic oil and gas assets and to repay debt. TransGlobe’s capital programs are funded principally by cash provided from operating activities. A key measure that TransGlobe uses to measure the Company’s overall financial strength is debt-to-funds flow from operating activities (calculated on a 12-month trailing basis). TransGlobe’s debt-to-funds flow from operating activities ratio, a key short-term leverage measure, remained strong at 0.9 times at March 31, 2010. This was within the Company’s target range of no more than 2.0 times.

The following table illustrates TransGlobe’s sources and uses of cash during the periods ended March 31, 2010 and 2009:

Sources and Uses of Cash

	Three Months Ended
($000s)	March 31, 2010	March 31, 2009
Cash sourced
Funds flow from operations*	19,073	8,641
Exercise of options	130	80
Issuance of common shares, net of share issuance costs	-	15,146
	19,203	23,867
Cash used
Capital expenditures	13,447	8,926
	13,447	8,926
Net cash from operations	5,756	14,941
Changes in non-cash working capital	(3,088)	(534)
Increase in cash and cash equivalents	2,668	14,407
Cash and cash equivalents – beginning of period	16,177	7,634

Cash and cash equivalents – end of period	18,845	22,041

* Funds flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital.

Funding for the Company’s capital expenditures was provided by funds flow from operations. The Company expects to fund its approved 2010 exploration and development program of $63.0 million ($49.6 million remaining) and contractual commitments through the use of working capital and cash generated by operating activities. The use of new financing during 2010 may also be utilized to finance new opportunities. Fluctuations in commodity prices, product demand, foreign exchange rates, interest rates and various other risks may impact capital resources.

11	Q1 2010

MANAGEMENT’S DISCUSSION AND ANALYSIS

Working capital is the amount by which current assets exceed current liabilities. At March 31, 2010, the Company had a working capital deficiency of $5.8 million (December 31, 2009 – deficiency of $11.8 million). The working capital deficiency at the end of Q1-2010 is primarily the result of the reclassification of long-term debt as a current liability. Increases to working capital in 2010 are mainly the result of cash and cash equivalents increasing due to the collection of certain accounts receivable, and increased accounts receivable due to higher oil prices and higher sales volumes. These receivables are not considered to be impaired; however, to mitigate this risk, the Company has entered into an insurance program on a portion of the receivable balance.

At March 31, 2010, TransGlobe had a $60.0 million Revolving Credit Agreement of which $50.0 million was drawn. Amounts drawn under the Revolving Credit Agreement are due September 25, 2010. The Company is in discussion on a new bank line and expects to enter into a new facility in the second quarter of 2010.

($000s)	March 31, 2010	December 31, 2009
Revolving Credit Agreement	50,000	50,000
Unamortized transaction costs	(112)	(201)
	49,888	49,799

Current portion of long-term debt (net of unamortized transaction costs)	49,888	49,799

Long-term debt	-	-

COMMITMENTS AND CONTINGENCIES

As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

($000s)		Payment Due by Period[1,2]
	Recognized					More
	in Financial	Contractual	Less than			than
	Statements	Cash Flows	1 year	1-3 years	4-5 years	5 years
Accounts payable and accrued liabilities	Yes-Liability	22,583	22,583	-	-	-
Long-term debt:
Revolving Credit Agreement	Yes-Liability	50,000	50,000	-	-	-
Derivative commodity contracts	Yes-Liability	170	170	-	-	-
Office and equipment leases	No	1,353	587	766	-	-
Minimum work commitments[3]	No	9,781	4,828	4,953	-	-

Total		83,887	78,168	5,719		-

1	Payments exclude ongoing operating costs related to certain leases, interest on long-term debt and payments made to settle derivatives.
2	Payments denominated in foreign currencies have been translated at March 31, 2010 exchange rates.
3	Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations.

TransGlobe has entered into a farm-out agreement and has committed to pay 100% of three exploration wells to a maximum of $9.0 million to earn a 50% working interest in the East Ghazalat Concession in the Western Desert of Egypt, subject to the approval of the Egyptian Government. The Company has completed drilling two of the three exploration wells during this quarter and the third exploration well was drilled in April 2010.

Pursuant to the Concession agreement for Nuqra Block 1 in Egypt, the Contractor (Joint Venture Partners) has a minimum financial commitment of $5.0 million ($4.4 million to TransGlobe) and a work commitment for two exploration wells in the second exploration extension. The second, 36-month extension period commenced on July 18, 2009. The Contractor has met the second extension financial commitment of $5.0 million in the prior periods. At the request of the Government, the Company provided a $4.0 million production guarantee from the West Gharib Concession prior to entering the second extension period.

Pursuant to the PSA for Block 72 in Yemen, the Contractor (Joint Venture Partners) has a minimum financial commitment of $2.0 million ($0.7 million to TransGlobe) to drill one exploration well during the second exploration period. The second, 30-month exploration period commenced on January 12, 2009.

Pursuant to the PSA for Block 75 in Yemen, the Contractor (Joint Venture Partners) has a remaining minimum financial commitment of $3.0 million ($0.8 million to TransGlobe) for one exploration well. The first, 36-month exploration period commenced March 8, 2008. The Company issued a $1.5 million letter of credit (expiring November 15, 2011) to guarantee the Company’s performance under the first exploration period. The letter is secured by a guarantee granted by Export Development Canada.

Pursuant to the August 18, 2008 asset purchase agreement for a 25% financial interest in eight development leases on the West Gharib Concession in Egypt, the Company has committed to paying the vendor a success fee to a maximum of $7.0 million if incremental reserve thresholds are reached in the East Hoshia (up to $5.0 million) and South Rahmi (up to $2.0 million) development leases, to be evaluated annually. As at December 31, 2009, no additional fees are due in 2010.

In the normal course of its operations, the Company may be subject to litigations and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.

Q1 2010	12

MANAGEMENT’S DISCUSSION AND ANALYSIS

MANAGEMENT STRATEGY AND OUTLOOK FOR 2010

The 2010 outlook provides information as to management’s expectation for results of operations for 2010. Readers are cautioned that the 2010 outlook may not be appropriate for other purposes. The Company’s expected results are sensitive to fluctuations in the business environment and may vary accordingly. This outlook contains forward-looking statements that should be read in conjunction with the Company’s disclosure under “Forward-Looking Statements”, outlined on the first page of this MD&A.

2010 Outlook Highlights

  Production is expected to average between 10,000 and 10,500 Bopd (mid- point: 10,250), a 14% increase over the 2009 average production;
  Exploration and development spending is budgeted to be $63.0 million, a 77% increase from 2009 (allocated 77% to Egypt and 23% to Yemen) funded from funds flow from operations and cash on hand; and
  Using the mid-point of production expectations and an average oil price assumption for the remainder of the year of $65.00/Bbl, funds flow from operations is expected to be $70.0 million for the year.

2010 Production Outlook

TransGlobe’s production guidance for 2010 is expected to average between 10,000 and 10,500 Bopd, representing a 14% increase over the 2009 average production of 8,980 Bopd. This target includes increased production from Hana, Hana West, Hoshia, Arta and East Arta in Egypt, and production from the development drilling program on Block S-1 in Yemen. Production from Egypt is expected to average approximately 7,550 Bopd during 2010, with the balance of approximately 2,700 Bopd coming from the Yemen properties.

Production Forecast
	2010 Guidance	2009 Actual	% Change*

Barrels of oil per day	10,000 – 10,500	8,980	14

* % growth based on mid-point of outlook.

2010 Funds Flow From Operations Outlook

This outlook was developed using the above production forecast and an average Dated Brent oil price of $65.00/Bbl for the remainder of the year.

2010 Funds Flow From Operations Outlook
($ million, except % change)	2010 Guidance	2009 Actual	% Change*

Funds flow from operations**	70.0	45.1	55

*	% growth based on mid-point of outlook.
**	Funds flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital.

Due in part to higher expected prices and higher production, funds flow from operations is expected to increase by 55% in 2010. One of the key factors in the increased funds flow in 2010 is due to a better expected oil price differential to average Dated Brent benchmark price in Egypt. In 2009, the Company had been experiencing Egypt price differentials to average Dated Brent in the 24% range, while in 2010 these differentials have narrowed to the 10% range. Variations in production and commodity prices during 2010 could significantly change this outlook. An increase in the Dated Brent oil price of $10.00/Bbl for the remainder of the year would increase anticipated funds flow by approximately $8.0 million for the year, while a $10.00/Bbl decrease in the Dated Brent oil price would result in anticipated funds flow decreasing by approximately $6.0 million.

2010 Capital Budget	Three Months Ended
	March 31, 2010	2010
($ million)	Actual	Annual Budget
Egypt	12.7	48.7
Yemen	0.7	14.1
Corporate	0.1	0.2
Total	13.5	63.0

The 2010 capital program is split 68:32 between development and exploration, respectively. The Company plans to participate in 37 wells in 2010. It is anticipated the Company will fund its entire 2010 capital budget from funds flow and working capital. The Company has designed its 2010 budget to be flexible, allowing spending to be adjusted as commodity prices change and forecasts are reviewed.

13	Q1 2010

MANAGEMENT’S DISCUSSION AND ANALYSIS

CHANGES IN ACCOUNTING POLICIES

New Accounting Policies

The Company adopted a share appreciation rights plan in March 2010. Under the share appreciation rights plan, all liabilities must be settled in cash and, consequently, are classified as liability instruments and measured at their intrinsic value less any unvested portion. Unvested share appreciation rights accrue evenly over the vesting period. The intrinsic value is determined as the difference between the market value of the Company’s common shares and the exercise price of the share appreciation rights. This obligation is revalued each reporting period and the change in the obligation is recognized as stock-based compensation expense (recovery).

New Accounting Standards

a) Business Combinations

In December 2008, the CICA issued Section 1582, Business Combinations, which will replace CICA Section 1581 of the same name. Section 1582 establishes principles and requirements of the acquisition method for business combinations and related disclosures. This statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 2011 with earlier application permitted. The Company is currently evaluating the impact of this change on its Consolidated Financial Statements.

b) Non-Controlling Interests

In December 2008, the CICA issued Sections 1601, Consolidated Financial Statements, and 1602, Non-Controlling Interests. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards are effective on or after the beginning of the first annual reporting period beginning on or after January 2011 with earlier application permitted. These standards currently do not impact the Company as it has full controlling interest of all of its subsidiaries.

c) International Financial Reporting Standards (“IFRS”)

On February 13, 2008 the Canadian Accounting Standards Board has confirmed that effective for interim and annual financial statements related to fiscal years beginning on or after January 1, 2011, IFRS will replace Canada’s current GAAP for all publicly accountable profit-oriented enterprises.

The Company commenced its IFRS transition project in 2008 and has completed the project awareness and engagement phase of the IFRS transition project. Corporate governance over the project has been established and a steering committee and project team have been formed. The steering committee is comprised of members of management and executive and is responsible for final approval of project recommendations and deliverables to the Audit Committee and Board of Directors. Communication, training and education are an important aspect of the Company’s IFRS conversion project. Internal and external training and education sessions have been carried out and will continue throughout each phase of the project.

The Company has completed the diagnostic assessment phase by performing comparisons of the differences between Canadian GAAP and IFRS and is currently assessing the effects of adoption and finalizing its conversion plan. The Company has determined that the most significant impact of IFRS conversion is to property and equipment. IFRS does not prescribe specific oil and gas accounting guidance other than for costs associated with the exploration and evaluation phase. The Company currently follows full cost accounting as prescribed in Accounting Guideline 16, Oil and Gas Accounting – Full Cost. Conversion to IFRS may have a significant impact on how the Company accounts for costs pertaining to oil and gas activities, in particular those related to the pre-exploration and development phases. In addition, the level at which impairment tests are performed and the impairment testing methodology will differ under IFRS. IFRS conversion will also result in other impacts, some of which may be significant in nature. The Company continues to focus on analyzing and developing implementation strategies and processes for the key IFRS transition issues identified. Where applicable, key IFRS transition alternatives are being considered and evaluated. The Company continues to perform preliminary accounting assessments on less critical IFRS transition issues and has commenced analysis of IFRS financial statement presentation and disclosure requirements. These assessments will need to be further analyzed and evaluated throughout the implementation phase of the Company’s project. At this time, the impact on the Company’s financial position and results of operations is not reliably determinable or estimable.

In July 2009, the International Accounting Standards Board (“IASB”) approved additional exemptions that will allow entities to allocate their oil and gas asset balance as determined under full cost accounting to the IFRS categories of exploration and evaluation assets and development and producing properties. Under the exemption, exploration and evaluation assets are measured at the amount determined under an entity’s previous GAAP. For assets in the development or production phases, the amount is also measured at the amount determined under an entity’s previous GAAP; however, such values must be allocated to the underlying IFRS transitional assets on a pro-rata basis using either reserve values or reserve volumes as of the entity’s IFRS transition date. This exemption will relieve entities from significant adjustments resulting from retrospective adoption of IFRS. The Company intends to utilize this exemption. The Company is also evaluating other first-time adoption exemptions and elections available upon initial transition that provide relief from retrospective application of IFRS.

Concurrently, the project team is working on the design, planning and solution development phase. In this phase, the focus is on determining the specific qualitative and quantitative impact the application of IFRS requirement has on the Company. The project team members continue to work with representatives from the various operational areas to develop recommendations including first-time adoption exemptions available upon initial transition to IFRS. The results from the consultations with the various operational areas are used to draft accounting policies. One of the sections in each of the draft accounting policies is the disclosure section which includes the financial statements disclosure as required by IFRS. First-time adoption exemptions were analyzed by the project team and a schedule is being drafted for the steering committee to review and evaluate the exemptions. A detailed implementation plan and timeline has been developed, which also includes the development of a training plan.

Q1 2010	14

MANAGEMENT’S DISCUSSION AND ANALYSIS

Additionally, the Company is monitoring the IASB’s active projects and all changes to IFRS prior to January 1, 2011 and will be incorporated as required.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

TransGlobe’s management has designed and implemented internal controls over financial reporting, as defined under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, of the Canadian Securities Administrators. Internal controls over financial reporting is a process designed under the supervision of the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles, including a reconciliation to U.S. generally accepted accounting principles, focusing in particular on controls over information contained in the annual and interim financial statements. Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. A system of internal controls over financial reporting, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the internal controls over financial reporting are met. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

As at the date of this report, management is not aware of any change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

15	Q1 2010